Exhibit 99.1

Dominion Diamond Corporation Reports Updated Reserve and Resource Statements for the Ekati and Diavik Diamond Mines

TORONTO, March 14, 2014 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") is pleased to release an updated reserve and resource statement for the Ekati and Diavik Diamond Mines.

The tables below summarize the mineral reserves and mineral resources at the Ekati Diamond Mine as at the end of January 31, 2014, and the Diavik Diamond Mine as at the end of December 31, 2013, expressed in millions of tonnes, carats per tonne, and millions of carats. The mineral reserves set out below account for all depletions due to production and sampling to the end of each of the respective statement dates.

At the Ekati Diamond Mine, the resource model for the Pigeon kimberlite pipe was updated in calendar 2013 after additional definition and geotechnical drilling was conducted which resulted in an increase of 1.4 million tonnes of indicated resources to a total of 12 million tonnes.  Included in this increase is an additional 600,000 tonnes being promoted to probable reserve status for a total of 7.3 million tonnes as a result of conducting these additional drilling programs and updating the open-pit design for the Pigeon kimberlite pipe.

For the Diavik Diamond Mine, new data from the processing of samples from the 2012 deep drilling program on the A-154 North kimberlite pipe was incorporated into the latest reserve and resource models in calendar 2013.  The updated A-154 North model has reclassified 2 million tonnes from probable to proven reserve status.

The A-154 South, A-418 and A-21 kimberlite pipes were not part of the 2012 drilling program and consequently there are no significant changes to their reserve and resource models.

Totals may not add up exactly due to rounding. The values shown are on a 100% basis for both mines.

Mineral Reserves at Ekati Diamond Mine - January 31, 2014 (100% basis)

Kimberlite Pipes			PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	5.1	0.6	3.0	5.1	0.6	3.0
Fox	Core	OP	-	-	-	0.5	0.3	0.2	0.5	0.3	0.2
Misery Main	Core	OP	-	-	-	3.0	4.0	12.3	3.0	4.0	12.3
Pigeon	Core	OP	-	-	-	7.3	0.4	3.1	7.3	0.4	3.1
Stock-pile	Core	N/A	-	-	-	1.1	0.2	0.2	1.1	0.2	0.2
Total Reserves			-	-	-	17.0	1.1	18.8	17.0	1.1	18.8
Note: Totals may not add up due to rounding

Mineral Resources at Ekati Diamond Mine - January 31, 2014 (100% basis)

Kimberlite Pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	7.1	0.6	4.3	0.2	1.0	0.2
Koala North	Core	UG	-	-	-	-	-	-	0.1	0.6	0.1
Fox	Core	OP	-	-	-	6.0	0.2	1.4	0.8	0.3	0.2
Fox	Core	UG	-	-	-	20.2	0.3	6.1	5.7	0.3	1.7
Misery Main	Core	OP	-	-	-	3.7	4.5	16.8	0.8	2.9	2.3
Pigeon	Core	OP	-	-	-	12.0	0.5	5.9	1.7	0.4	0.8
Sable	Core	OP	-	-	-	15.4	0.9	13.3	-	-	-
Jay	Buffer	OP	-	-	-	36.2	2.2	78.1	9.5	1.4	12.9
Lynx	Buffer	OP	-	-	-	1.3	0.8	1.0	0.1	0.8	0.1
Stock-pile	Core	N/A	-	-	-	1.1	0.2	0.3	6.6	0.2	1.0
Sub-Total Core Zone			-	-	-	65.5	0.7	48.0	15.9	0.4	6.3
Sub-Total Buffer Zone			-	-	-	37.5	2.1	79.1	9.6	1.3	13.0
Total Resources			-	-	-	103.0	1.2	127.1	25.5	0.8	19.3
Mineral resources are inclusive of mineral reserves
Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen)
Note: Totals may not add up due to rounding

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company has an 80% participating interest in the Core Zone joint venture and a 58.8% participating interest in the Buffer Zone joint venture.

Mineral Reserves at Diavik Diamond Mine - December 31, 2013 (100% basis)

Kimberlite Pipes		PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
	Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

A-154 South	UG	0.8	4.1	3.1	1.4	3.4	4.8	2.2	3.6	7.8
A-154 North	UG	5.7	2.1	12.2	1.8	2.2	3.9	7.5	2.1	16.1
A-418	UG	4.4	3.7	16.2	2.1	2.9	6.2	6.5	3.4	22.4
Stockpile	N/A	0.2	2.7	0.5	-	-	-	0.2	2.7	0.5
Sub-Total - Underground		10.9	2.9	31.4	5.3	2.8	14.9	16.2	2.9	46.3
Sub-Total - Stockpile		0.2	2.7	0.5	-	-	-	0.2	2.7	0.5
Total Reserves		11.1	2.9	32.0	5.3	2.8	14.9	16.4	2.9	46.8
Note: Totals may not add up due to rounding.

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resources at Diavik Diamond Mine - December 31, 2013 (100% basis)

Kimberlite Pipes		MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
	Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

A-154 South	UG	-	-	-	-	-	-	0.04	4.0	0.1
A-154 North	UG	-	-	-	-	-	-	2.2	2.6	5.7
A-418	UG	-	-	-	-	-	-	0.3	2.4	0.7
A-21	OP	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
Total Resources		3.6	2.8	10.0	0.4	2.6	1.0	3.3	2.7	8.8
Note: Totals may not add up due to rounding.

Qualified Person

The reserve and resource information for the Ekati Diamond Mine set out in this release was prepared by or under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.  The Qualified Person has verified the data disclosed, and the data underlying the information contained herein.

The reserve and resource information for the Diavik Diamond Mine set out in this release was prepared by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines Inc. and a Qualified Person within the meaning of National Instrument 43-101.  The Qualified Person has verified the data disclosed, and the data underlying the information contained herein.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80 per cent ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's fourth largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 14-MAR-14